UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________

FORM 11-K
__________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

Commission File Number 1-11768
______________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIV' INTERNATIONAL, INC.
401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RELIV INTERNATIONAL, INC.
136 Chesterfield Industrial Boulevard
Chesterfield, Missouri 63005

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2009	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President
of Reliv’ International, Inc., Trustee

Financial Statements and Supplemental Schedule Reliv International, Inc. 401(k) Plan Years Ended December 31, 2008 and 2007 With Report of Independent Registered Public Accounting Firm

Reliv International, Inc. 401(k) Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Ernst & Young LLP The Plaza in Clayton Suite 1300 190 Carondelet Plaza St. Louis, MO 63105-3434

Tel: +1 314 290 1000 Fax: +1 314 290 1882 www.ey.com

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Reliv International, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 19, 2009

Reliv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Cash	$32,157	$32,845
Investments, at fair value:
Mutual funds	4,278,714	6,089,982
Reliv International, Inc. stock	2,119,533	3,798,997
Collective investment trust	1,043,050	1,325,830
Participant loans	188,538	199,029
Total investments	7,629,835	11,413,838
Total assets	7,661,992	11,446,683

Liabilities
Excess contributions payable	2,953	–
Total liabilities	2,953	–

Net assets reflecting all investments at fair value	7,659,039	11,446,683

Adjustments from fair value to contract value for investment in collective trust relating to fully benefit-responsive investment contracts	(5,174)	(7,270)
Net assets available for benefits	$7,653,865	$11,439,413

See accompanying notes.

Reliv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions
Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	$(3,888,542)	$308,535
Interest and dividends	298,275	652,667
	(3,590,267)	961,202

Contributions:
Employer	296,815	301,203
Participants	639,436	604,235
Rollovers	90,029	–
	1,026,280	905,438

Total additions	(2,563,987)	1,866,640

Deductions
Withdrawals to participants	1,197,893	7,179,806
Administrative expenses	23,668	34,608
Total deductions	1,221,561	7,214,414

Net decrease in net assets available for benefits	(3,785,548)	(5,347,774)
Net assets available for benefits:
Beginning of year	11,439,413	16,787,187
End of year	$7,653,865	$11,439,413

See accompanying notes.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the Reliv International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2004.

General

The Plan is a defined contribution plan covering all eligible employees of Reliv International, Inc. (the Company) who have completed one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 50% of eligible compensation as defined in the Plan. The Plan provides for discretionary matching contributions. During the years ended December 31, 2008 and 2007, the Company contributed on behalf of each participant an amount equal to 50% of the first 15% of the participant’s compensation deferral. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limitations. Excess contributions of $2,953 relating to plan year 2008 were payable at December 31, 2008. There were no excess contributions relating to plan year 2007.

Upon enrollment, a participant may direct employee contributions and any allocated Company contributions to any of the Plan’s investment options, which include Company stock and various mutual funds.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company-matching contributions plus actual earnings thereon is based on years of continuous service, as defined. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service. Forfeitures arising from non-vested accounts at the time of termination are used to reduce subsequent Company contributions to the Plan.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings and is charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 30 years if used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions. Terminated employees may pay off the loan in full at time of separation or they may receive a deemed distribution.

Payment of Benefits

On termination of service or attainment of Normal Retirement Age (as defined by the Plan), a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, the purchase of an annuity (as defined), annual installments, or if applicable to the participant’s account balance, a distribution of Reliv International, Inc. common stock.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Fair Value

As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective prospectively for periods beginning January 1, 2008, for financial assets and liabilities. The implementation of the provisions of SFAS 157 as of January 1, 2008, did not have a material impact on the Plan’s financial assets and liabilities.

SFAS 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:  Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2:  Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:  Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

With the exception of participant loans, the Plan’s investments are stated at fair value as determined by the custodian. The shares of the Company’s stock are valued at the closing price as quoted on the NASDAQ for the last business day of the year. Shares in mutual funds are valued at the closing price for the last business day of the year. Participant loans are valued at amortized cost, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined benefit contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (the Federated Capital Preservation Fund or FCPF). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in FCPF is based on information reported by the issuer of the common collective trust at year-end.

The contract value of FCPF represents contributions plus earnings, less participant withdrawals and administrative expenses.

Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for financial advisory fees and participant loan and loan record-keeping fees which are charged to the applicable participants.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Forfeitures

Forfeitures of non-vested participant accounts are used to reduce future employer contributions. Forfeited amounts available for future use were $1,071 and $17,034 at December 31, 2008 and 2007, respectively. Forfeitures used to offset employer contributions amounted to $24,387 and $-0- during the years ended December 31, 2008 and 2007, respectively.

3. Investments

All investments are participant directed.

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2008 and 2007, are summarized as follows:

	December 31
	2008	2007
Investments in company stock:
Reliv International, Inc.	$2,119,533	$3,798,997
Mutual funds:
Growth Fund of America	977,679	1,292,055
PIMCO Total Return Administrative	918,916	1,118,578
EuroPacific Growth Fund	612,291	764,657
Vanguard Windsor II Admiral Shares	Less than 5%	761,681
Collective investment trusts:
Federated Capital Preservation Fund	1,037,876	1,318,560

During the years ended December 31, 2008 and 2007, the Plan’s investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value
	2008	2007

Mutual funds	$(2,122,723)	$100,706
Reliv International, Inc. common stock	(1,765,819)	207,829
	$(3,888,542)	$308,535

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Total cash dividends related to Reliv International, Inc. common stock were $46,169 and $51,694 during the years ended December 31, 2008 and 2007, respectively.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2008:

	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds	$4,278,714	$4,278,714	$–	$–
Reliv International, Inc. stock	2,119,533	2,119,533	–	–
Collective investment trust	1,043,050	–	1,043,050	–
Participant loans	188,538	–	–	188,538
	$7,629,835	$6,398,247	$1,043,050	$188,538

The following table presents the reconciliation for all Level 3 investments, representing participant loans, measured at fair value for the period January 1, 2008 to December 31, 2008.

Level 3 Assets

Beginning balance as of January 1, 2008	$199,029
Principal repayments	(50,295)
Additional participant loans	58,425
Deemed distributions	(18,621)
Ending balance as of December 31, 2008	$188,538

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 7, 2001, stating that the form of the Plan is qualified under Section 401(a) of the Internal Revenue Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Rollover Contribution

In January 2006, an existing plan participant executed a rollover contribution to the Plan consisting of 591,015 shares of Reliv International, Inc. common stock with a current value at rollover of $8.27 million. At December 31, 2006, the current value of these shares was $5.13 million, representing an unrealized loss in the fair value of these shares of $3.14 million for the year ended December 31, 2006.

In April 2007, this plan participant reached Normal Retirement Age, as defined, and initiated to the Plan a request for distribution of the same 591,015 shares of Reliv International, Inc. common stock. This distribution was made in May 2007 at a current value of approximately $5.8 million.

In May 2007, this plan participant initiated to the Plan a second request for distribution of approximately 97,000 shares of Reliv International, Inc. common stock having a fair value of $0.8 million at December 31, 2006. This distribution was made in May 2007 at a current value of approximately $1.0 million.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

7. Rollover Contribution (continued)

This series of activities represent party-in-interest transactions as the participant is a trustee of the Plan, and is also an employee, officer, director, and a 10% or more shareholder of the plan sponsor.

8. Reconciliation of Financial Statements With Form 5500

The following is a reconciliation of the contributions, net assets available for benefits, collective investment trust assets, and participant withdrawals per the financial statements to the related Form 5500.

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$7,653,865	$11,439,413
Excess contributions payable	2,953	–
Net assets available for benefits per the Form 5500	$7,656,818	$11,439,413

	December 31
	2008	2007

Participant contributions per the financial statements	$639,436	$604,235
Excess contributions	2,953	–
Participant contributions per the Form 5500	$642,389	$604,235

	December 31
	2008	2007

Collective investment trust per the financial statements	$1,043,050	$1,325,830
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(5,174)	(7,270)
Collective investment trust per the Form 5500	$1,037,876	$1,318,560

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements with Form 5500 (continued)

	December 31
	2008	2007

Withdrawals to participants per the financial statements	$1,197,893	$7,179,806
Excess contributions payable at December 31, 2006	–	7,299
Withdrawals to participants and corrective distributions per the Form 5500	$1,197,893	$7,187,105

Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 37-1172197, Plan No. 002

December 31, 2008

Identity of Issuer	Description of Investment	Current Value

PIMCO Total Return, Admin Class	90,622.849 shares, mutual fund	$918,916
American Beacon Small Cap Val Pln	21,180.748 shares, mutual fund	244,002
CRM Mid Cap Value Fund	8,880.723 shares, mutual fund	168,290
The Growth Fund of America – R4	48,114.133 shares, mutual fund	977,679
Turner Midcap Growth Fund	12,304.440 shares, mutual fund	229,724
EuroPacific Growth Fund – R4	22,216.659 shares, mutual fund	612,291
Black Rock Sm Cap Growth Equity	12,983.487 shares, mutual fund	188,001
Inst’l SLCT S&P 500 Index	32,823.111 shares, mutual fund	233,372
ING Global Real Estate Fund	20,918.044 shares, mutual fund	244,741
Vanguard Windsor II Admiral Shs.	13,611.367 shares, mutual fund	461,698
Federated Capital Preservation Fund	103,787.604 units, collective investment trust	1,037,876
Reliv International, Inc.*	470,970 shares of Company stock	2,119,533
Various participants*	Participant loans, interest rates of 4.25% to 9.25%, maturing between 2009 and 2036	188,538

		$7,624,661

*Represents a party-in-interest.

INDEX TO EXHIBIT

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm